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SEC FILE NUMBER
8-50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive, Suite 200
(No. and Street)

(City)	(State)	98332 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Myott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen J Myott
Signature

Managing Director
Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas Capital Group, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended March 31, 2021

Contents
As of and for the Year Ended March 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the "Company") as of March 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 3, 2021

Thomas Capital Group, Inc.

Statement of Financial Condition
Year Ended March 31, 2021

ASSETS

Cash	$ 765,059
Accounts receivable	142,500
Prepaid expenses	33,281
Employee loans	23,593
Marketable securities, at fair market value	968
Investments in private investment funds, at estimated fair value	39,597
Investment in private equity securities, at estimated fair value	170,805
Right of use asset	142,503
TOTAL ASSETS	$ 1,318,306

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 51,205
Bank loans payable	224,500
Lease liability	142,503
TOTAL LIABILITIES	418,208
STOCKHOLDERS' EQUITY	
Common stock, no par value, 200,000 shares authorized, 100,320 issued, and outstanding	2,881,510
Accumulated deficit	(1,981,412)
TOTAL STOCKHOLDERS' EQUITY	900,098
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,318,306

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Income
For the Year Ended March 31, 2021

REVENUES:	
Investment banking fees	$ 1,801,730
Debt forgiveness revenue	224,500
Net gain on investments	14,700
Interest income	904
Total revenues	2,041,834
EXPENSES:	
Employee compensation and benefits	1,103,608
Insurance expense	7,246
Travel and entertainment	2,815
Professional fees	96,939
Dues and subscriptions	39,178
Rent	44,465
Communications	20,868
Regulatory fees and expenses	10,641
Bad debts	3,950
Other operating expenses	73,974
Total expenses	1,403,684
NET INCOME	$ 638,150

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2021

	Common Stock	Accumulated Deficit	Stockholders' Equity
Balance at April 1, 2020	$ 2,881,510	$ (2,474,562)	$ 406,948
Distributions		(145,000)	(145,000)
Net income	-	638,150	638,150
Balance at March 31, 2021	$ 2,881,510	$ (1,981,412)	$ 900,098

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows
For the Year Ended March 31, 2021

OPERATING ACTIVITIES:	
Net income	$ 638,150
Adjustments to reconcile net income to net cash provided by operating activities	
Net gain on investment	(14,700)
Forgiveness of bank loan payable	(224,500)
Amortization of right of use asset	48,627
Changes in operating assets and liabilities	
Increase in accounts receivable	(142,500)
Decrease in due from clients	23,712
Increase in prepaid expenses and deposits	(10,731)
Increase in employee loans	(904)
Increase in accounts payable and accrued expenses	21,111
Decrease in lease liability	(48,627)
Net cash provided by operating activities	289,638
INVESTING ACTIVITIES:	
Net cash used by investing activities	-
FINANCING ACTIVITIES:	
Capital distributions	(145,000)
Proceeds from bank loans	449,000
Net cash provided by financing activities	304,000
NET INCREASE IN CASH	593,638
CASH AT BEGINNING OF YEAR	171,421
CASH AT END OF YEAR	$ 765,059

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Supplemental disclosure of non-cash transactions:

The Company received a $224,500 Paycheck Protection Program loan that was forgiven and included in net income.

Outstanding success fees of $36,926 were converted to equity investments.

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
Year Ended March 31, 2021

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary source of revenue is contractual retainer and placement fees.

Revenue Recognition - Investment banking fees consist of retainer fees and placement fees. Retainer fees earned during the year amounted to $427,500, while placement fees were $1,039,230.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

The Company earns placement fees as an agent for client offerings. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out-of-pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event that client engagements are terminated for other reasons. In selected cases, the retainer fee is fully or partially credited against the success fee. As of March 31, 2021, the Company has deferred revenues of $15,000 and does not have any open contract balances.

Cash and cash equivalents - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents. There were no cash equivalents as of March 31, 2021.

Accounts Receivable, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. No provision was made for uncollectible accounts as of March 31, 2021.

Private Investment Funds - Investments in Private Investment Funds are valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Private Equity Securities - Investment in private equity securities received in lieu of cash is valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot reasonably determined.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of income.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments in Private Investment Funds, at estimated fair value

Private Investment Funds - The Company holds investments in 2 nonpublic investment funds with restricted marketability. No quoted market exists for these investments. After initial recognition, in determining the fair market value of the non-exchange-traded externally managed private investment funds, the Company generally considers the Net Asset Value (NAV) of the fund provided by the fund manager to be the best estimate of the fair value and in classified in Level 3 of the fair value hierarchy (See Note 4). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment loss on private investment funds is $8,734 for the fiscal year ended March 31, 2021, and is included in net loss on investments on accompanying Statement of Income.

Note 3 - Investments in Private Equity Securities, at estimated fair value

As discussed in Note 1, investments in private equity securities is recorded at fair value as determined by the Company's management. After initial recognition, in determining the fair market value of the private equity securities, the Company generally considers the quoted price in the latest stock purchase agreement to be the best estimate of the fair value. As of March 31, 2021, the face value approximates fair market value for this investment at $170,805 and is classified in Level 3 of the fair value hierarchy (See Note 4). The estimated value does not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot readily be determined.

Note 4 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2021.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities	$ 968	$ 968	$ -	$ -
Investments in private investment funds	$ 39,597	$ -	$ -	$ 39,597
Investments in private equity securities	$ 170,805	$ -	$ -	$ 170,805
Total	$ 211,370	$ 968	$ -	$ 210,402

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended March 31, 2021:

Balance as of April 1, 2020	**$158,905**
Investments received for various investments	170,661
Change in gain (loss)	(8,590)
Investments converted	(110,574)
Balance as of March 31, 2021	**$210,402**

Note 6 - Related Party Transactions

The Company has a lease agreement with TGH Realty, a related party through common ownership, whereby the related party provides office space for the Company. For the year ended March 31, 2021, the Company incurred $36,425 in rent expense under this lease, included in Rent on the Statement of Income. See Note 8 for future minimum lease payments pursuant to this lease agreement.

The Company also has lease agreements with two of its stockholders, whereby the stockholders' provide home office space for the Company. For the year ended March 31, 2021, the Company incurred $12,000 in rent expense under these leases, included in Rent on the Statement of Income. These home office leases are not subject to the provisions of ASC 842, Leases.

During the year ended March 31, 2019, the Company purchased an Unsecured Promissory Note (the "Note") from its majority stockholder. The Note was purchased at its Face Amount of $18,500 plus accrued interest of $2,629 for a total of $21,129.

This Note has an $18,500 principal balance accruing interest at 5.5% with a maturity date of February 18, 2021. During the year ended March 31, 2021, the Company accrued $904 of interest income under this note, included in interest income on the Statement of Income. At March 31, 2021, the Company is owed $23,593 and is due from an employee.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Notes to Financial Statements
Year Ended March 31, 2021

Note 7 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded profit sharing contributions of $23,906 for the year ended March 31, 2021.

Note 8 - Leases

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on December 31, 2023.

The components of lease cost for the year ended March 31, 2021 are as follows:

Operating lease costs	$ 36,425
Short-term lease costs	12,000
Total lease costs	$ 48,425

The Company earned sub-lease income of $3,960 for the year ended March 31, 2021.

Amounts reported in the Statement of Financial Condition as of March 31, 2021 are as follows:
Operating leases:

Right-of-use asset	$142,503
Lease liability	142,503

Maturities of lease liability under the non-cancelable operating lease as of March 31, 2021 are:

2022	$ 50,329
2023	52,090
2024	40,084
Total undiscounted lease payments	$ 142,503
Less: Imputed interest	-
Total lease liability	$ 142,503

Note 9 - Major Clients

For the fiscal year ended March 31, 2021, twelve customers accounted for 100% of the Company's total revenues.

Note 10 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entitites in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2021, the company had net capital of $490,177, which was $485,177 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 10%.

Note 12 - Redemption of Common Stock

During the year ended March 31, 2019, the Company resolved to purchase the 11,900 shares of one of its managing directors. The purchase will occur over an indeterminate amount of time at the discretion of management and as net capital permits. The shares will be cancelled upon purchase. The remaining stockholder's equity ownership percentages will adjust proportionally as the shares are purchased and cancelled. The stockholder will continue fulfilling his duties as a managing director indefinitely.

During the year ended March 31, 2021, the Company did not retire additional shares. As of March 31, 2021, 5,400 shares remain to be purchased and the Company has no fixed or determinable dates for the purchase of these shares.

Note 13 - Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of March 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 14 - Bank Loans Payable

The Company received a loan in the amount of $224,500 under the SBA Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated April 19, 2020. The Company applied for and has been notified that $224,500 has been forgiven. Loan forgiveness is reflected in debt forgiveness revenue in the accompanying statement of income.

The Company incurred an additional indebtedness under the SBA Paycheck Protection Program Second Draw Loans established CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on January 21, 2021 and received the loan proceeds of $224,500 on January 21, 2021. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. The Company anticipates full forgiveness once the qualifying period ends.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after the twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Thomas Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2021

COMPUTATION OF NET CAPITAL

Stockholders' Capital	$	900,098
DEDUCTIONS		
Accounts receivable		142,500
Prepaid expenses		33,281
Employee loans		23,593
Investments in private investment funds, at estimated fair value		39,597
Investments in private equity securities, at estimated fair value		170,805
Haircuts on securities		145
		409,921
Net Capital	$	490,177
Minimum net capital required	$	5,000
Excess net capital	$	485,177

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	51,205

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregrate indebtedness to net capital		10%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17a-5, Part IIA report, as of March 31, 2021.

See report of independent registered public accounting firm

Schedule II
Computation for Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
March 31, 2021

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Schedule III
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
March 31, 2021

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See report of independent registered public accounting firm

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thomas Capital Group, Inc. claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and (2) Thomas Capital Group, Inc. stated that Thomas Capital Group, Inc. met the identified exemption provisions throughout the year ending March 31, 2021 without exceptions. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 3, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Thomas Capital Group, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Thomas Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(2) The Company met the identified provisions throughout the year ending March 31, 2021 without exceptions.

I, Stephen J. Myott ____, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Stephen J Myott

Title: Managing Director

Thomas Capital Group, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of Thomas Capital Group, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Thomas Capital Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Thomas Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2021. Thomas Capital Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Thomas Capital Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Thomas Capital Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 3, 2021

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2021

		Amount
Total assessment	$	2,704
SIPC-6 general assessment		
Payment made on October 15, 2020		(1,085)
SIPC-7 general assessment		
Payment made on April 15, 2021		(1,619)
Total assessment balance		
(overpayment carried forward)	$	-

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended March 31, 2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THOMAS CAPITAL GROUP, INC.
4221 HARBORVIEW DRIVE, SUITE 200
GIG HARBOR, WA 98332
8-50986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$2,704
B.	Less payment made with SIPC-6 filed (**exclude interest**) October 15, 2020 (Date Paid)	(1,085)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,619
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,619

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $1,619

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THOMAS CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of April, 20 21.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2020
and ending March 31, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,041,834
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	14,700
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	224,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions — Rate effective 1/1/2017	239,200
2d. SIPC Net Operating Revenues	$1,802,634
2e. General Assessment @ .0015	$2,704
	(to page 1, line 2.A.)